Exhibit 99.3

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strength stability

2006 ANNUAL REPORT SUMMARY

potential

2	Our strategy

7	Our operations

16	Our commitment

19	Our performance

Advisory Certain information regarding the Company and its subsidiaries set forth in this document, including management’s assessment of the Company’s future plans and operations, may constitute “forward-looking statements” or forward-looking information under applicable securities laws and necessarily involve risks and uncertainties associated with future events. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements or information. See page 22 for a more detailed advisory.

For convenience, references in this Annual Report Summary to “EnCana”, the “Company”, the “company”, “we”, “us”, “our” and similar references may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (each a “Subsidiary” or if more than one, “Subsidiaries”) and the assets, activities and initiatives thereof. References to financial results of operations refer to the consolidated financial results of EnCana Corporation and its Subsidiaries, taken as a whole, except where otherwise noted or the context otherwise implies.

This Annual Report Summary contains references to measures commonly referred to as non-GAAP measures. Additional disclosure relating to these measures is set forth in the advisory found on page 22 of this Annual Report Summary.

Top photo compressor station

Bottom photo tank facilities

Cover – top photo coiled tubing rig

Cover – bottom photo drill bit

2006

proportion of production by key resource play

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Total land onshore North America

27 million net acres

Proved reserves

19 Tcfe

Unbooked resource potential (2005)

39 Tcfe

Well inventory

40,000 locations

sustainable total production	consistent reserves growth	strong cash flow
(Mcfe/share)	(Mcfe/share)	($/share)

[CHART]	[CHART]	[CHART]

Financial highlights

US$ millions, except per share amounts	06	05	% Change

Revenues, Net of Royalties	16,399	14,573	13
Cash Flow (1)	7,161	7,426	(4)
Per Share – diluted	8.56	8.35	3
Net Earnings	5,652	3,426	65
Per Share – diluted	6.76	3.85	76
Operating Earnings (1)	3,271	3,241	1
Per Share – diluted	3.91	3.64	7

Net Capital Investment	3,264	4,097

Shares Purchased (2) (millions of shares)	85.6	55.2
Average Price	49.26	34.85

Net Debt-to-Capitalization (%)	27	33
Net Debt-to-Adjusted-EBITDA (times) (1)	0.6	1.1
Net Debt-to-Proved
Developed Reserves ($/Mcfe)	0.67	0.80
Return on Capital Employed (%)	25	17
Return on Common Equity (%)	34	23

(1) Non-GAAP measures as defined on page 22.

(2) Shares purchased under Normal Course Issuer Bid.

Operating highlights

After Royalties	06	05	% Change

Continuing Operations – North America
Natural Gas Sales (MMcf/d)
Canada	2,185	2,132	2
United States	1,182	1,095	8
Total Natural Gas Sales (MMcf/d)	3,367	3,227	4

Oil & NGLs Sales (bbls/d)
Foster Creek & Christina Lake	42,768	34,379	24
North America, Other	111,936	121,621	(8)
Total Oil & NGLs Sales (bbls/d)	154,704	156,000	(1)
Total Sales Continuing Operations (MMcfe/d)	4,295	4,163	3

Discontinued Operations
Ecuador Oil Sales (bbls/d)	12,366	71,065

Total Sales Discontinued Operations (MMcfe/d)	74	426

Total Sales (MMcfe/d)	4,369	4,589	(5)

Year-end Reserves (Bcfe) (1)	19,218	18,507	4
Net Reserve Additions (Bcfe) (1)	2,311	4,542
Production Replacement (%) (1)	144	271
Finding & Development Cost ($/Mcfe) (1)	1.99	1.29
Recycle Ratio	2.7	4.1
Reserve Life Index (years) (1)	12.0	11.0

(1) Proved reserves only.

Why invest in EnCana?

EnCana is uniquely positioned as an integrated North American resource play company. It is focused on creating long-term value by doing what it does best – developing unconventional natural gas and in-situ oilsands resources.

The company’s primary goal is to increase net asset value per share through

•                  Disciplined capital investment in the development of its large unconventional resources,

•                  Pursuit of strategic initiatives that unlock value through optimization of the company’s enormous North American asset base, and

•                  Return of free cash flow to shareholders through share purchases and dividends.

EnCana has the strength and stability to deliver on its potential for many years to come.

Unparalleled assets

•                  19.2 Tcfe of proved reserves at year-end

•                  27 million net acres onshore North America

•                  Vast drilling inventory of about 40,000 well locations

Solid financials

•                  Strong balance sheet – net debt-to-capitalization of 27%, net debt-to-adjusted-EBITDA of 0.6x

•                  Robust project returns – target risk-adjusted internal rate of return greater than 15%, after tax

High performance culture

•                  Innovative teams dedicated to value creation

•                  Ongoing commitment to share learnings across the company

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EnCana has completed a multi-year transformation into the leading North American unconventional natural gas and in-situ oilsands producer.

OUR STRATEGY

Top photo coiled tubing rig

Bottom photo coiled tubing

CEO’s message

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Randy Eresman President & Chief Executive Officer

EnCana continued to achieve strong financial performance, a testament to our company’s strength and stability.

During 2006, EnCana achieved strong financial results underpinned by solid operational performance at a time when record industry activity levels sparked rising costs and operational inefficiencies. The year also saw natural gas prices decline from record levels at the end of 2005 and oil prices reach a historic peak in mid-year before retreating late in 2006. Strategically, we completed a multi-year transformation of EnCana into the leading North American unconventional natural gas and in-situ oilsands producer, and reached a landmark agreement with ConocoPhillips that builds a clear, sustainable, competitive and profitable growth path for our enormous oilsands resource through the integration of upstream and downstream assets. With a vast onshore North American land base of 27 million net acres and about 40,000 identified development drilling locations in the major unconventional basins of the continent, EnCana is well positioned to continue to build value. Our fundamental goal is unchanged – increasing the net asset value of every EnCana share. For long-term investors, we believe EnCana offers a unique, low-risk, sustainable growth opportunity.

Record field activity ripples through all aspects of industry operations

Since early 2003, the price of natural gas and oil reached unprecedented peaks. More recently, prices have declined and settled above historical levels. The impact of these higher prices has worked its way through our industry and has come back to meet us in the form of record-breaking demand for drilling, completions, construction and other industry goods and services. As field activity levels remained high through 2006, services and labour ran in short supply, operational inefficiencies grew and the increasing demand prompted high inflation, in the range of 15 to 20 percent, for many of the goods and services that we buy, use and consume. That inflation tempered the benefit of the price increases we experienced.

Capital discipline

Despite the rising costs through 2006, we demonstrated capital discipline by staying within our 2006 upstream capital budget of $6.2 billion while growing production. To address the cost challenges, we continued to pursue ways to mitigate the impact of rising service costs and operational inefficiencies. In 2005, we contracted for the construction and delivery of about 60 new-generation drilling rigs that employ state-of-the-art technology in efficiency and safety and are specifically designed for resource play drilling. They allow us to drill faster and safer than ever before. In our northeast British Columbia operations, we also worked to reschedule our drilling to complete more wells in the summer months, the traditional off-season in northern locations. This load-levelling program produced additional benefits beyond the immediate cost savings, including a strengthening of the oil field service sector in communities that are now able to work at a steadier pace year-round. In all of our programs we focus on safe operations.

Production from key resource plays increased 12 percent, composed of 13 percent growth in gas plays and a 12 percent increase in oil plays.

key resource

play growth (MMcfe/d)

[CHART]

Strong financial results

While 2006 presented numerous operational challenges and volatile natural gas prices well below the peaks of 2005, EnCana continued to achieve strong financial performance, a testament to our company’s strength and stability. We generated about $900 million in free cash flow, while cash flow per diluted share increased 3 percent to $8.56. Operating earnings per diluted share increased 7 percent to $3.91. Our higher cash flow and earnings were supported by our commodity price hedges, which resulted in a realized after-tax gain of $270 million in 2006. Total shareholder return for shares traded on the Toronto Stock Exchange (TSX) in 2006 was 3 percent. Over the past three years, total shareholder return was 115 percent for shares traded on the TSX and 138 percent for shares traded on the New York Stock Exchange – higher due to the appreciation of the Canadian dollar.

Solid operational performance

As we modified our programs to the challenging operating environment in 2006, we drilled about 20 percent fewer gas wells – approximately 3,500 – but continued to grow gas production, up 4 percent to 3.37 billion cubic feet per day in 2006. On a per share basis, gas production grew 10 percent. Production from key resource plays increased 12 percent, composed of 13 percent growth in gas plays and a 12 percent increase in oil plays. Operating costs increased 21 percent to 86 cents per thousand cubic feet equivalent due to inflation sparked by increased industry activity, higher electricity costs and the appreciation of the Canadian dollar. For the long term, we added 3.1 trillion cubic feet equivalent of proved reserves, replacing close to 200 percent of our 2006 production from continuing operations. Over the past three years our reserve replacement cost averaged $1.56 per thousand cubic feet equivalent from continuing operations.

Transformation to unconventional leader complete

Early in my first year as CEO, I defined five key goals for 2006. The first four were growing gas production between 6 and 8 percent, completing the environmental impact statement (EIS) at Jonah, closing the sale of our Ecuador interests and selling our natural gas storage business, with the intention of reinvesting proceeds from non-core asset sales in our North American business through share purchases. In the face of tough operating conditions, we grew gas production 4 percent, the Jonah EIS was completed in the first quarter, we closed the sale of Ecuador and gas storage, plus our Brazil oil discovery. Just recently, we sold our exploration interests in Chad. In 2006, divestitures of non-core assets generated about $3.4 billion, and we reinvested $4.2 billion purchasing 10 percent of the company’s outstanding shares, about 85.6 million. We have completed our transformation into the leading North American unconventional oil and gas producer.

The fifth key goal was advancing our oilsands integration strategy. We reached a defining transaction with ConocoPhillips that paves the way for sustainable, long-term, low-risk and profitable oilsands integration and expansion. To better address this milestone agreement for growing our oilsands potential, I invite you to read pages 6-9 for an expanded understanding.

Looking ahead

Our extensive base of unconventional North American lands and our multi-year inventory of development well locations are sufficient to support profitable natural gas growth for many years to come. In 2007, we have chosen to scale back our programs given our expectation of continued constraints on drilling and completions, high inflation and moderating gas and oil prices. We have reduced our 2007 upstream capital investment by 6 percent to $5.8 billion and moderated our production growth plans. This slower pace is expected to generate better returns and increase free cash flow. With about half of our forecast 2007 production hedged at attractive prices, we expect to generate substantial free cash flow to reinvest in share purchases. In February 2007, the Board of Directors doubled the company’s upcoming quarterly dividend to 20 cents per share.

I believe we have placed EnCana in a very sound position to achieve our fundamental investment goal – generating the highest long-term growth in net asset value for every EnCana share.

Energy efficiency

It is clear the developed world is increasingly concerned with the impact fossil fuel development and consumption have on all aspects of the environment – our land, our water and our air. We share those concerns. Central to our environmental practice, our people strive to employ capital and energy efficient methods to minimize our footprint and to maximize recovery of the resources we extract. We focus on capital and energy efficiency by employing and advancing technologies and methodologies that reduce environmental impact and minimize waste. EnCana’s achievements in this regard are reflected in our lower-than-industry-average finding and development costs, operating costs and the lowest steam-oil ratio for in-situ bitumen extraction. In 2007, we plan to put in place new initiatives that further advance EnCana’s environmental practices.

On behalf of my executive team, I want to recognize the support and wise counsel of our Board of Directors, which has guided the multi-year transformation of EnCana into the industry leader in unconventional gas and oil development. As well, the thanks of our entire leadership team go to the EnCana employees for another year of executing with excellence, building value every day.

/s/ Randy Eresman
Randy Eresman
President & Chief Executive Officer
March 6, 2007

Integrated heavy oil business – Q&A with Randy Eresman

The integration fortifies our confidence in moving forward with long-term development plans.

What is your integrated heavy oil business?

On January 2, 2007, EnCana and ConocoPhillips created an integrated North American heavy oil business, composed of two 50-50 entities – one Canadian upstream business and one U.S. downstream business. The upstream business contains the Foster Creek and Christina Lake in-situ oilsands projects in northeast Alberta. The downstream business contains the Wood River and Borger refineries, in Illinois and Texas respectively. By 2015, we expect to grow upstream production from about 50,000 to 400,000 barrels per day and increase bitumen refining capacity from about 30,000 to 275,000 barrels per day.

Why did you create this integrated heavy oil business?

EnCana lands hold a huge oilsands resource. Our three in-situ projects – Foster Creek, Christina Lake and Borealis – contain an estimated 9 billion barrels of potentially recoverable oil using current technologies and forecasts. Foster Creek, which is the longest running commercial steam-assisted gravity drainage (SAGD) project, is an industry-leading economic and technical success. Yet, from time to time, the profitability of Canadian heavy oil is susceptible to dramatic swings in field prices due to the fundamentals of supply and demand in North America. To reduce the risk of fluctuating field prices and to bring greater certainty to our development economics as we expand production, we believed we needed to integrate our operations by obtaining ownership in the entire value chain, from the oilsands reservoir to wholesale products production from a refinery. The creation of this integrated heavy oil business means that, regardless of price differences between heavy and light oil, our production is positioned to obtain a value that is a premium to light sweet oil.

Why did you partner with ConocoPhillips?

ConocoPhillips is an established leader in the North American refining business and its heavy oil coking technology has been widely adopted throughout the refining world. ConocoPhillips brought two quality refining assets to the table – Wood River and Borger, and those facilities had already begun to expand their heavy oil processing capacity. Through the course of discussions, we realized the value of combining our assets and our people was considerably greater than the sum of the parts. We shared similar corporate objectives and each of us realized the multiple benefits of joining forces while continuing to focus on our core competencies, with EnCana operating the upstream production and ConocoPhillips operating the downstream refining.

What does it really do for EnCana shareholders?

This transaction reduces business risk and unlocks value. The creation of our heavy oil integration business with ConocoPhillips brings clear definition to our oilsands opportunity, expanding investor and industry recognition that our oilsands assets are of high quality and hold significant value. The integration also fortifies our confidence in moving forward with long-term development plans. The 50-50 ownership structure helps stabilize returns because margins are typically earned in a complementary fashion regardless of what happens to heavy oil prices. As equal owners, EnCana and ConocoPhillips are equally motivated to earn the best returns from the entity we operate. This integration reduces our execution risk. It simplifies our business. It allows us to focus and succeed on what we do best – leadership in the in-situ recovery of bitumen through steam-assisted gravity drainage. ConocoPhillips does the same, focusing on the upgrading and refining of heavy oil in two key U.S. markets, Texas and the U.S. Midwest.

[GRAPHIC]

OUR OPERATIONS

EnCana has unlocked the huge potential of its oilsands assets through its newly created integrated heavy oil business.

Top photo heavy oil refinery

Bottom photo bitumen

Upstream business

The upstream business consists of EnCana’s Foster Creek and Christina Lake in-situ oilsands projects, both located in the prolific eastern flank of the Athabasca oilsands in northeast Alberta. The assets hold recoverable bitumen independently estimated at more than 6.5 billion barrels. EnCana (ECA) and ConocoPhillips (COP) each own 50 percent of the upstream business. EnCana is the operator and manages the upstream business, headquartered in Calgary.

Integrated heavy oil business

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

	The upstream business’ goal is to increase bitumen production from approximately 50,000 barrels per day (bbls/d) to 400,000 bbls/d by 2015.	The upstream business plans to transport and sell the bitumen, blended with a diluent, at major oil trading hubs in Alberta.	Both companies have outstanding industry track records in terms of safety and environmental performance. Shared learnings in these areas will provide further opportunities for improvement.

capturing the full value chain

[CHART]

EnCana shifts position, from being a producer of bitumen, to being a producer of high-value finished products. Moving from left to right on the chart illustrates the progressive increase in value from the bitumen wellhead to processing into high-value products such as gasoline, diesel and jet fuel.

linking production & refining

[CHART]

The downstream business plans to expand processing capacity from approximately 452,000 to 600,000 bbls/d. This will increase bitumen processing capacity from 30,000 to 275,000 bbls/d by 2015. The downstream business may further expand heavy oil processing capacity at these locations or elsewhere to match planned bitumen production.

EnCana and ConocoPhillips have created an integrated, North American heavy oil business consisting of high quality upstream and downstream assets. The venture is composed of two 50-50 operating entities – one Canadian upstream business and one U.S. downstream business* – with each company contributing equally valued assets.

Transaction benefits

This is a fully integrated oilsands solution that brings together two companies with outstanding track records in their respective areas of expertise. In addition to world-class upstream and downstream assets, the heavy oil business has access to capital, people and the best technologies available.

Minimizes risk

•                  Reduces cash flow volatility due to swings in light/heavy differentials

•                  Enhances certainty of integrated margin on investments

Accelerates pace of development

•                  Facilitates significant expansion of oilsands projects and refineries

•                  Leverages existing infrastructure and economies of scope and scale

Expands market access and ensures supply

•                  Provides long-term supply to attractive North American product markets

•                  Expands demand for bitumen and synthetic oil

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

By 2015, the refining capacity is targeted to grow to 600,000 bbls/d with bitumen processing capacity of 275,000 bbls/d.	By 2015, EnCana is expected to become one of the largest Canadian based refiners.	In 2007, EnCana expects to generate significant cash flow from its refining interests.

Downstream business

The downstream business consists of ConocoPhillips’ Wood River and Borger refineries, located in Roxana, Illinois, and Borger, Texas, respectively. EnCana and ConocoPhillips each own 50 percent of the business; however, ConocoPhillips holds a disproportionate economic interest in Borger for two years: 85 percent in 2007 and 65 percent in 2008. ConocoPhillips is the operator and manages the downstream business, headquartered in Houston.

* Downstream business references are to WRB Refining LLC.

Unparalleled resource base:

proved and potential

EnCana has assembled an unparalleled land position onshore North America – 27 million net acres.

Sustainable growth

Land, reserves and drilling inventory shape and define an oil and gas company’s future. EnCana’s strength, stability and potential are clearly evident in its portfolio of assets.

At current drilling rates, EnCana’s estimated proved reserves and unbooked resource potential are sufficient to support about 10 years of drilling – 40,000 wells.

proved reserves (Tcfe)

[CHART]

Highest level of governance

EnCana has assembled an unparalleled land position – 27 million net acres – across North America’s unconventional natural gas and oil fairway. Each year, independent qualified reserve evaluators evaluate EnCana’s proved reserves. At year-end EnCana had 19.2 trillion cubic feet equivalent. At current production rates, these reserves could provide a producing life of about 12 years. But proved reserves alone do not capture EnCana’s total resource.

Beyond proved reserves, EnCana’s technical teams have identified quantities of natural gas and oil on existing lands that are not yet classified as proved reserves, EnCana believes these resources may be moved into the proved reserve category and produced in the future. EnCana calls this unbooked resource potential (URP) and at year-end 2005 it was estimated to be an additional 39 trillion cubic feet equivalent.

third-party capital ($ millions)

[CHART]

Bringing EnCana’s potential forward

EnCana continually optimizes recovery, accelerates returns and increases the overall capital efficiency of its operations. As an example, given the extensive resource existing on the company’s lands, EnCana enters into farm-out agreements where third parties pay to drill and earn an interest in prospects on EnCana’s land, generally outside its core areas. This approach allows EnCana to explore and develop areas outside its core focus, reduce risk and access external technology and expertise.

Key resource plays

1 Bighorn Deep basin, Alberta

[GRAPHIC]

2006 highlights

•                  Expanded processing capacity with construction of a new 30 MMcf/d plant at Kakwa and expansions at the Wild River and Resthaven plants.

•                  Reduced completion costs by 30%, facilitated by new commingling regulations.

2007 outlook

•                  Focus on further reductions in cycle times and drilling and completion costs.

•                  Expand gathering and processing infrastructure to meet production needs.

production (MMcf/d)

[CHART]

2 Cutbank Ridge Deep basin, British Columbia

[GRAPHIC]

2006 highlights

•                  Commissioned the Steeprock sour gas processing facility.

•                  Expanded potential producing zones through commingling of up to nine zones per well.

•                  Extended the play to include the Montney formation which grew from 11 MMcf/d to 43 MMcf/d.

•                  Focused on stakeholder engagement and introduced Courtesy Matters program.

2007 outlook

•                  Continue to maximize production efficiencies through developments in horizontal well drilling and completion technologies.

•                  Grow production from the Montney formation.

production (MMcf/d)

[CHART]

3 Greater Sierra Northeast British Columbia

[GRAPHIC]

2006 highlights

•                  Improved load-levelling of drilling program by year-end.

•                  Leveraged approximately $225 million of third-party capital to maintain land position and improve well economics.

2007 outlook

•                  Drill about 100 wells using efficient, year-round, load-levelled drilling program.

•                  Continue to attract third-party investment in non-core lands.

production (MMcf/d)

[CHART]

4 CBM South central Alberta

[GRAPHIC]

2006 highlights

•                  Leveraged fee land, existing infrastructure and ability to commingle zones to maximize returns.

•                  Focused on stakeholder engagement and introduced the Courtesy Matters program.

2007 outlook

•                  Increase drilling program to more than 900 wells, load-levelling activities over the year to further reduce development costs.

•                  Continue to review and improve stakeholder engagement practices.

production (MMcf/d)

[CHART]

5 Shallow Gas Southeast Alberta

[GRAPHIC]

2006 highlights

•                  Increased estimated ultimate recovery by 1 Bcf per section with down-spacing pilots.

•                  Optimized existing production through refracturing, recompletions and dewatering.

•                  Worked with stakeholders to gain access to additional lands.

2007 outlook

•                  Increase production and advance reservoir understanding through down-spacing pilots.

•                  Increase drilling program to about 1,600 wells.

•                  Broaden stakeholder engagement program.

production (MMcf/d)

[CHART]

6 Jonah Wyoming

[GRAPHIC]

2006 highlights

•                  Obtained Environmental Impact Statement approval, allowing 10-acre well spacing throughout the field.

•                  Increased rig count to an average of 13, up from seven in 2005.

•                  Received the USA Major Company Award for environmental stewardship from the Interstate Oil and Gas Compact Commission.

2007 outlook

•                  Increase fit-for-purpose rig count from two to 10, averaging 12 rigs through the year.

•                  Support third-party gathering system expansion to reduce operating pressure and allow for increased production.

production (MMcf/d)

[CHART]

7 Piceance Colorado

[GRAPHIC]

2006 highlights

•                  Added seven fit-for-purpose rigs, reducing drilling times by 30%.

•                  Completed third-party deals that created additional drilling capital and spurred development of non-core lands.

•                  Received the Outstanding Oil and Gas Operator Award from the Colorado Division of Wildlife and the Colorado Oil and Gas Conservation Commission.

2007 outlook

•                  Increase drilling activity in select locations, targeting 280 wells.

•                  Evaluate the Niobrara shale resource opportunity in South Piceance.

production (MMcf/d)

[CHART]

8 Fort Worth Texas

[GRAPHIC]

2006 highlights

•                  Optimized drilling fleet with introduction of fit-for-purpose rigs, reducing drilling days per well by 35%.

•                  Initiated 24-hour fracturing operations and modified fracture design, resulting in a 17% reduction in completion costs.

•                  Acquired pipeline capacity providing access to liquid market hubs.

2007 outlook

•                  Focus activity on high recovery core area with six to eight rig program.

•                  Assess the feasibility of down-spacing wells to 25 acres in core areas.

production (MMcf/d)

[CHART]

9 East Texas Texas

[GRAPHIC]

2006 highlights

•                  Grew Deep Bossier net production from 4 MMcf/d to 31 MMcf/d.

•                  Acquired an additional 20% in the Amoruso Field (Deep Bossier) to increase working interest to 50%, resulting in total land holdings in the Deep Bossier play of 170,000 net acres.

•                  Acquired pipeline capacity providing access to liquid market hubs.

2007 outlook

•                  Develop the Amoruso Field with a four to six rig program.

•                  Evaluate horizontal drilling concepts in the East Texas Shelf program.

production (MMcf/d)

[CHART]

10 Foster Creek Alberta oilsands

[GRAPHIC]

2006 highlights

•                  Completed Phase 1C expansion, bringing capacity to 60,000 bbls/d.

•                  Enhanced water recycling capability to more than 80%.

•                  Implemented diluent strategy that incorporated importing diluent via EnCana’s terminal at Kitimat, B.C.

2007 outlook (100% interest)

•                  Increase production to 60,000 bbls/d by mid-2007.

•                  Continue the construction of Phases 1D & 1E to increase capacity to 120,000 bbls/d by the end of 2009.

production (bbls/d)

[CHART]

11 Christina Lake Alberta oilsands

[GRAPHIC]

2006 highlights

•                  Realized oil recovery factors up to 65% from initial wells with cumulative steam oil ratios of 2.2 barrels of steam per barrel of oil.

•                  Commenced construction expansion that will increase capacity to 18,000 bbls/d by second half of 2008.

2007 outlook (100% interest)

•                  Complete plant expansion and drill four additional well pairs.

•                  Improve efficiencies and reduce costs through the application of downhole pumps and the use of new technologies.

production (bbls/d)

[CHART]

12 Pelican Lake Northeast Alberta

2006 highlights

•                  Converted 26 wells to polymer injection and 36 wells to water injection, increasing production before royalties by 5%.

•                  Reached oilsands royalty program payout, triggering a royalty increase from 1% of gross revenue to 25% of net revenue.

2007 outlook

•                  Complete central battery expansion to a capacity of 40,000 bbls/d of oil production.

•                  Continue implementation of field-wide polymer flood to increase oil recovery.

production (bbls/d)

[CHART]

Midstream & Marketing

Focuses on:

Maximizing the value of the company’s gas and oil sales

•                  Moves production volumes to markets that provide the best possible value.

•                  Stewards the sale of the company’s proprietary production of natural gas, crude oil and natural gas liquids in the wholesale market to commodity purchasers with superior financial credit ratings.

Analyzing energy fundamentals

•                  Monitors and analyzes the North American and world energy supply and demand fundamentals that drive price forecasts and sales strategies.

Implementing the company’s price risk management program

•                  Executes active hedging program focused on providing commodity price downside protection.

2006 highlights

•                  Completed sale of gas storage business for $1.5 billion.

•                  Sold Entrega Pipeline in Colorado for $244 million.

•                  Committed volumes in support of Rockies Express Pipeline.

2007 commodity price risk management*

[CHART]

* Shown as at February 28, 2007. Graph depicts percentage of 2007 production guidance.

Offshore & International

Focuses on:

Option value exploration strategy

•                  Conducts option value exploration in pursuit of high-return opportunities in select locations beyond the boundaries of onshore North America.

•                  High-grade new venture opportunities.

•                  Focus on opportunities that add value:

•                  Leverage core competencies

•                  Emphasis on exploration

2006 highlights

•                  Divested assets in Ecuador and Brazil.

•                  Generated net proceeds of $1.6 billion.

[GRAPHIC]

In 2006, EnCana launched Courtesy Matters to ensure a consistent high level of communication with our stakeholders.

OUR COMMITMENT

Top photo landowner consultation

Bottom photo coalbed methane formation

Corporate responsibility

Enhanced corporate responsibility reporting

As EnCana evolves, the methods by which it measures and reports its non-financial performance also evolve. In 2006, the company published its first stand-alone Corporate Responsibility (CR) report as a complement to the information already provided on www.encana.com. This communication effort is part of EnCana’s ongoing commitment to conduct its business responsibly while delivering sustainable value and strong financial performance.

EnCana uses stakeholder input, industry standards and the Global Reporting Initiative’s guidelines as a framework to determine what should be reported and how to measure its performance. The report outlines operational successes and challenges; the CR governance approach at EnCana; responsible practices and initiatives at the company; and quantitative measurements of social, environmental and economic progress.

After the report’s release in May 2006, the company undertook an extensive feedback process with both internal and external stakeholders to evaluate the report’s structure, content and messaging. This feedback will help EnCana improve its reporting and CR practices. The next edition of EnCana’s CR report is scheduled for release in May 2007.

Engaging stakeholders

In 2006, EnCana embarked on one of the largest stakeholder surveys ever completed in the oil and gas industry in North America. Conducted by an independent consulting firm, the survey determined stakeholder knowledge and perceptions of EnCana’s social conduct and approach to sustainable and responsible operations.

The majority of respondents said the company has a positive impact on the economy, manages its environmental impacts and is in compliance with regulatory requirements. EnCana staff is credited with being responsive and professional. Respondents recognized the company’s financial contributions to and involvement with communities. The results show that most respondents believe EnCana is living up to the commitments made in its Corporate Responsibility Policy.

The results also highlighted areas where respondents felt that EnCana could improve – including the manner in which the company’s contractors adhere to EnCana standards; the consistent application of practices from one operating area to another; follow through on commitments; and communication practices – including providing proactive information about current and long-term operational issues. Water issues were identified by many respondents as a key environmental concern.

The results from this survey confirmed that many EnCana programs and initiatives are focused on the right areas. EnCana will continue working to improve its programs and enhance relationships with stakeholders.

Recognition

In addition to the recognition and many awards the company has received from local communities and stakeholders, this year EnCana was also named to the Dow Jones Sustainability Index – World, placing EnCana’s environmental and social performance in the top 10 percent of the biggest 2,500 companies in the Dow Jones World Index.

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Respectful consultation with the communities where EnCana does business is a key element of the Corporate Responsibility Policy and a component in earning the company’s social licence to operate.

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Visit EnCana’s Corporate Responsibility Reporting web page at www.encana.com for more information. Inquiries can also be emailed to corporate.responsibility@encana.com

Chairman’s letter

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We continue to look beyond what is required with regard to corporate governance and adapt our approach accordingly.

EnCana’s strength and stability begin with its Board of Directors. We are focused on how the company can increase shareholder value within a corporate governance framework built on integrity and trust.

In addition, EnCana continues to fully comply with the applicable corporate governance requirements, including the best practice guidelines published by the Canadian securities regulatory authorities, the provisions of the Sarbanes-Oxley Act of 2002 (SOX) and the rules adopted by the U.S. Securities and Exchange Commission pursuant to that Act. We are also in compliance with all applicable New York Stock Exchange requirements. We are committed to the high standards of transparent reporting and accountability that these requirements represent. Additional information about EnCana’s commitment to corporate governance is contained in the company’s Information Circular available at www.encana.com.

We continue to look beyond what is required with regard to corporate governance and adapt our approach accordingly. For example, the Board has recently adopted a Majority Voting Policy for electing Board members. Under the Majority Voting Policy, any candidate that does not receive a majority of the votes cast at a shareholders’ meeting will be required to offer a letter of resignation to the Board. We believe that this will help encourage shareholder participation in corporate governance, increase director accountability to shareholders and ultimately increase shareholder confidence in the Board and its individual members.

EnCana is proud to be recognized by Canadian Business Magazine in the Sixth Annual Corporate Governance Ranking. We were ranked fifth out of the top 25 company boards. We believe that the increased emphasis on governance in today’s business world has raised the bar substantially in terms of board performance. We will continue to monitor and adapt our corporate governance approach and believe this recognition demonstrates our dedication to do so.

I would like to thank Gwyn Morgan, who has retired from the Board, for his leadership and direction in his role as Vice-Chairman this past year. I would also like to recognize Michael Chernoff, who is not standing for re-election, for his participation on the Board. Michael has served on the Board since 1999, most recently on the Corporate Responsibility, Environment, Health and Safety Committee and the Reserves Committee.

I want to thank the shareholders for their continued support and confidence in EnCana. I also want to extend my appreciation to the directors, leadership team and employees for their tireless efforts and accomplishments. We are all committed to working together in the disciplined pursuit of increased shareholder value.

On behalf of the Board of Directors,

/s/ David P. O’Brien
David P. O’Brien
Chairman of the Board

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OUR PERFORMANCE

EnCana continued to achieve strong financial performance in a year of operational challenges and volatile commodity prices.

Top photo compressor station

Bottom photo drilling pipe

Select financial summary

US$ millions, except as noted	2006	2005 (1)	2004 (1)

Revenues, Net of Royalties	16,399	14,573	10,491
Operating Expense	1,655	1,438	1,099
Depreciation, Depletion & Amortization	3,112	2,769	2,379
Net Earnings	5,652	3,426	3,513
Per Share – diluted	6.76	3.85	3.75
Operating Earnings (2)	3,271	3,241	1,976
Per Share – diluted	3.91	3.64	2.11
Working Capital	11	(1,267)	558
Property, Plant & Equipment, net	28,213	24,881	22,503
Total Assets	35,106	34,148	31,213
Long-Term Debt	6,577	6,703	7,742
Shareholders’ Equity	17,466	16,007	14,308
Cash Flow (2)	7,161	7,426	4,980
Cash (Used In) Investing Activities	(3,382)	(4,520)	(4,259)
Cash (Used In) Financing Activities	(4,294)	(3,396)	163
Cash Flow Per Share – diluted	8.56	8.35	5.32
Shares Outstanding (millions)	777.9	854.9	900.6
Shares Purchased (millions of shares) (3)	85.6	55.2	40.0
Average Price	49.26	34.85	25.12
Dividends Declared Per Share ($/share)	0.375	0.275	0.200
Upstream Capital Investment	6,151	6,202	4,343
Net Acquisition & Divestiture Activity from Continuing Operations	(358)	(2,075)	1,243
Net Capital Investment	3,264	4,097	4,206
Net Debt-to-Capitalization (%)	27	33	33
Net Debt-to-Adjusted-EBITDA (times) (2)	0.6	1.1	1.4
Return on Capital Employed (%)	25	17	20
Return on Common Equity (%)	34	23	27

(1) Share data re-stated for the effect of the share split approved.

(2) Non-GAAP measures as defined on page 22.

(3) Shares purchased under Normal Course Issuer Bid.

total return versus major indices

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Operating summary

After Royalties	2006	2005	2004

Production
Continuing Operations – North America
Natural Gas Sales (MMcf/d)
Canada	2,185	2,132	2,099
United States	1,182	1,095	869
Total Natural Gas Sales (MMcf/d)	3,367	3,227	2,968
Oil & NGLs Sales (bbls/d)
Foster Creek & Christina Lake	42,768	34,379	33,105
North America, Other	111,936	121,621	133,312
Total Oil & NGLs Sales (bbls/d)	154,704	156,000	166,417
Total Sales Continuing Operations (MMcfe/d)	4,295	4,163	3,966
Discontinued Operations
Ecuador Oil Sales (bbls/d)	12,366	71,065	77,993
United Kingdom Sales (BOE/d)	—	—	20,973
Total Sales Discontinued Operations (MMcfe/d)	74	426	594
Total Sales (MMcfe/d)	4,369	4,589	4,560
Proved Reserves
Continuing Operations – North America
Natural Gas (Bcf)
Canada	7,028	6,517	5,824
United States	5,390	5,267	4,636
Total	12,418	11,784	10,460
Oil & NGLs (MMbbls)
Foster Creek & Christina Lake (1)	796.1	652.4	358.4
Canada, Other	283.3	280.1	271.2
United States	54.0	53.1	91.0
Total (1)	1,133.4	985.6	720.6
Total Proved Reserves from Continuing Operations (Bcfe)	19,218	17,698	14,784
Discontinued Operations
Ecuador (MMbbls)	—	135.0	143.3
Total Reserves (Bcfe)	19,218	18,507	15,643

(1) 2004 reserves before bitumen revisions as discussed on page 90 of EnCana’s 2006 Annual Report.

total North American natural gas sales (MMcf/d)

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In 2007, natural gas sales are forecast to grow by 3%.

total North American oil & NGLs sales (Mbbls/d)

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2007F reflects EnCana’s 50% interest in Foster Creek and Christina Lake.

Advisories

Forward-looking statements

In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this Annual Report Summary constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this Annual Report Summary include, but are not limited to, statements with respect to: future economic performance; projections of the Company’s drilling location inventory and the future profitability which may be associated therewith; projections of future constraints on drilling and completions, inflation, and returns which may be generated from the Company’s planned slower pace of development for 2007; projected dividends which may be paid to common shareholders for 2007; projected rates of risk adjusted internal rates of return; the effect of the Company’s hedging program on free cash flow for 2007; anticipated purchases pursuant to the Company’s Normal Course Issuer Bid and the source of funding therefor; production, sales, earnings, reserves and growth estimates for crude oil, natural gas and NGLs for 2007 and beyond, and estimates regarding various regions and projects including Canada, USA, Bighorn, Cutbank Ridge, Greater Sierra, CBM Integrated, Shallow Gas, Jonah, Piceance, Fort Worth, East Texas, Foster Creek, Christina Lake and Pelican Lake; the Company’s ability to achieve its 2007 production and sales guidance; statements and projections with respect to the Company’s proved reserves (including the projected producing life thereof), resource potential, Unbooked Resource Potential, oil in place, potentially recoverable oil and recoverable bitumen, including the Company’s plans therefor; projections through 2015 relating to oilsands production capacity, refining capacity (including bitumen handling capacity), potential future upgrading solutions and the capacity thereof, and the Company’s relative rank as a Canadian-based refiner; the projected impact of the EnCana-ConocoPhillips upstream and downstream joint venture partnership transactions on light/heavy oil differentials, price differential risk and returns, cash flow, cash flow volatility and the market for bitumen and synthetic crude; projections for 2007 of third-party capital which may be made available to the Company through farm-out arrangements; and anticipated currency exchange rates for 2007. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of the Company and ConocoPhillips to successfully manage and operate the integrated North American heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries and operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this Annual Report Summary are made as of the date of this Annual Report Summary and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Annual Report Summary are expressly qualified by this cautionary statement.

Resource play, estimated ultimate recovery and unbooked resource potential

EnCana uses the terms resource play, estimated ultimate recovery and unbooked resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large arial expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (“EUR”) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. EnCana defines Unbooked Resource Potential as quantities of oil and gas on existing land holdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future. EnCana employs a probability-weighted approach in the calculation of these quantities, including statistical distributions of resource play potential and arial extent. Consequently, EnCana’s unbooked resource potential necessarily includes quantities of probable and possible reserves and contingent resources, as these terms are defined in the Canadian Oil and Gas Evaluation Handbook.

Non-GAAP measures

Certain measures in this Annual Report Summary do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) such as Cash Flow, Free Cash Flow, Operating Earnings and Adjusted EBITDA and therefore are considered non-GAAP measures. Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, all of which are defined on the Consolidated Statement of Cash Flows. Free Cash Flow is a non-GAAP measure that EnCana defines as Cash Flow in excess of core capital investment. Cash flow measures, including Cash Flow and Free Cash Flow, are commonly used in the oil and gas industry and are used by EnCana to assist Management and investors in measuring the Company’s ability to finance capital and other programs, and to meet financial obligations. Operating Earnings is a non-GAAP measure that shows net earnings excluding the after-tax gain or loss from the divestiture of discontinued operations, the after-tax effects of unrealized mark-to-market accounting gain or loss on derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued from Canada and the effect of a reduction in income tax rates. Operating Earnings is a measure that adjusts net earnings and net earnings from continuing operations by non-operating items that Management believes reduce the comparability of the Company’s underlying financial performance between periods. Adjusted EBITDA is a non-GAAP measure that is defined as Net Earnings from Continuing Operations before gain on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization. Net Debt-to-Adjusted EBITDA is a ratio Management uses to steward the Company’s overall debt position as a measure of the Company’s overall financial strength. Capitalized words used in the preceding definitions which are not otherwise defined have the meanings ascribed in the Company’s Consolidated Financial Statements dated February 22, 2007, available at www.sedar.com and on the Company’s website at www.encana.com. The foregoing non-GAAP measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this Annual Report Summary in order to provide shareholders and potential investors with additional information regarding the Company’s financial position, including the Company’s liquidity and its ability to generate funds to finance its operations.

Corporate information

Corporate Officers (1)

David P. O’Brien

Chairman of the Board

Randall K. Eresman

President & Chief Executive Officer

John K. Brannan

Executive Vice-President

(President, Integrated Oilsands Division)

Sherri A. Brillon

Executive Vice-President, Strategic Planning & Portfolio Management

Brian C. Ferguson

Executive Vice-President & Chief Financial Officer

Kerry D. Dyte

Vice-President, General Counsel & Corporate Secretary

Thomas G. Hinton

Treasurer

(Vice-President, Corporate Finance Group)

William A. Stevenson

Comptroller

(Vice-President, Corporate Finance Group)

Michael M. Graham

Executive Vice-President

(President, Canadian Foothills Division)

Sheila M. McIntosh

Executive Vice-President, Corporate Communications

R. William Oliver

Executive Vice-President, Business Development

(President, Midstream & Marketing Division)

Gerard J. Protti

Executive Vice-President, Corporate Relations

(President, Offshore & International Division)

Donald T. Swystun

Executive Vice-President

(President, Canadian Plains Division)

Hayward J. Walls

Executive Vice-President, Corporate Services

Jeff E. Wojahn

Executive Vice-President

(President, USA Division)

(1) Divisional title in italics.

Board of Directors

Michael N. Chernoff (2)(6)

West Vancouver, British Columbia

Ralph S. Cunningham (2)(3)

Houston, Texas

Patrick D. Daniel (1)(5)

Calgary, Alberta

Ian W. Delaney (3)(4)

Toronto, Ontario

Randall K. Eresman

Calgary, Alberta

Michael A. Grandin (3)(4)(6)

Calgary, Alberta

Barry W. Harrison (1)(4)

Calgary, Alberta

Dale A. Lucas (1)(5)

Calgary, Alberta

Ken F. McCready (2)(5)

Calgary, Alberta

Valerie A. A. Nielsen (2)(6)

Calgary, Alberta

David P. O’Brien (4)(7)

Calgary, Alberta

Jane L. Peverett (1)(5)

West Vancouver, British Columbia

Dennis A. Sharp (2)(4)

Calgary, Alberta & Montreal, Quebec

James M. Stanford, O.C. (1)(3)(6)

Calgary, Alberta

(1)          Audit Committee

(2)          Corporate Responsibility, Environment, Health and Safety Committee

(3)          Human Resources and Compensation Committee

(4)          Nominating and Corporate Governance Committee

(5)          Pension Committee

(6)          Reserves Committee

(7)          Chairman of the Board, Chairman of Nominating and Corporate Governance Committee, and ex officio member of all other Board Committees

EnCana Head Office

1800, 855 – 2nd Street S.W.

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Phone: 403-645-2000

www.encana.com

Corporate information

Transfer Agents & Registrar

Common shares

CIBC Mellon Trust Company

Calgary, Montreal and Toronto

Mellon Investor Services LLC

New York

Shareholders are encouraged to contact CIBC Mellon Trust Company for information regarding their security holdings. They can be reached via the Answerline 416-643-5500 or toll-free throughout North America at 1-800-387-0825, or via facsimile at 416-643-5501.

Mailing address

CIBC Mellon Trust Company

P.O. Box 7010

Adelaide Street Postal Station

Toronto, Ontario, Canada M5C 2W9

Internet address

www.cibcmellon.com

Trustee & Registrars

CIBC Mellon Trust Company

Canadian Medium Term Notes

Calgary, Alberta

Toronto, Ontario

The Bank of New York

4.600% Senior Notes

4.750% Senior Notes

6.500% Senior Notes

7.375% Senior Notes

7.650% Senior Notes

8.125% Senior Notes

New York, New York

The Bank of Nova Scotia

Trust Company of New York

6.30% Senior Notes

7.20% Senior Notes

New York, New York

Deutsche Bank Trust Company Americas

5.80% Senior Notes

(EnCana Holdings Finance Corp.)

New York, New York

Auditors

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Independent Qualified Reserve Evaluators

DeGolyer and MacNaughton

Dallas, Texas

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

McDaniel & Associates Consultants Ltd.

Calgary, Alberta

Netherland, Sewell & Associates, Inc.

Dallas, Texas

Stock Exchanges

Common shares (ECA)

Toronto Stock Exchange

New York Stock Exchange

Principal Operating Subsidiaries & Partnerships

Percent
Owned (1)
EnCana Marketing (USA) Inc.	100
EnCana Oil & Gas (USA) Inc.	100
EnCana Oil & Gas Partnership	100
FCCL Oil Sands Partnership	50
WRB Refining LLC	50

(1) Includes indirect ownership.

The above is not a complete list of all of the subsidiaries and partnerships of EnCana Corporation.

Investor information

Annual and Special Meeting

Shareholders are invited to attend the Annual Meeting being held on Wednesday, April 25, 2007 at 2:00 p.m. local time at the TELUS Convention Centre Exhibition Hall E 2nd Floor, North Building 136 – 8th Avenue S.E. Calgary, Alberta.

Those unable to do so are asked to sign and return the form of proxy that has been mailed to them.

Annual Information Form (Form 40-F)

EnCana’s Annual Information Form (AIF) is filed with the securities regulators in Canada and the United States. Under the Multi- Jurisdictional Disclosure System, EnCana’s AIF is filed as Form 40-F with the U.S. Securities and Exchange Commission.

Shareholder Account Matters

To change your address, transfer shares, eliminate duplicate mailings, have dividends deposited directly into accounts at financial institutions in Canada that provide electronic fund-transfer services, etc., please contact CIBC Mellon Trust Company.

EnCana Website www.encana.com

EnCana’s website contains a variety of corporate and investor information including, among other information, the following:

•                  Current stock prices

•                  Annual and Interim Reports

•                  Information Circular

•                  News releases

•                  Investor presentations

•                  Dividend information

•                  Shareholder support information

Additional information, including copies of the 2006 EnCana Corporation Annual Report, may be obtained from:

EnCana Corporation

Investor Relations,

Corporate Communications

1800, 855 – 2nd Street S.W.

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Phone: 403-645-3550

www.encana.com

Investor inquiries should be directed to:

Paul Gagne

Vice-President, Investor Relations

403-645-4737

paul.gagne@encana.com

Susan Grey

Manager, Investor Relations

403-645-4751

susan.grey@encana.com

Ryder McRitchie

Manager, Investor Relations

403-645-2007

ryder.mcritchie@encana.com

Media inquiries should be directed to:

Alan Boras

Manager, Media Relations

403-645-4747

alan.boras@encana.com

Abbreviations

API	American Petroleum Institute – measure of oil specific gravity
bbls	barrels
Bcf	billion cubic feet
Bcfe	billion cubic feet equivalent
BOE	barrel of oil equivalent
Btu	British thermal unit
km	kilometre(s)
m	metre(s)
Mbbls	thousand barrels
MBOE	thousand barrels of oil equivalent
Mcf	thousand cubic feet
Mcfe	thousand cubic feet equivalent
MM	million
MMbbls	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British thermal units
MMcf	million cubic feet
MMcfe	million cubic feet equivalent
NGLs	natural gas liquids
NYMEX	New York Mercantile Exchange
PCI	product carbon intensity
SAGD	steam-assisted gravity drainage
Tcf	trillion cubic feet
Tcfe	trillion cubic feet equivalent
WTI	West Texas Intermediate

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EnCana Corporation

1800, 855 – 2nd Street S.W.

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Phone: 403-645-2000

www.encana.com

Printed in Canada.